UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 0-99

   PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

                MEXICAN PETROLEUM
(Translation of registrant’s name into English)

                 United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
                                                                  Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with (i) the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission (which we refer to as the Commission) on June 30, 2009 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F; (ii) Petróleos Mexicanos’ report relating to its unaudited condensed consolidated results for the nine-month periods ended September 30, 2008 and 2009, furnished to the Commission on Form 6-K on January 14, 2010; and (iii) Petróleos Mexicanos’ report furnished to the Commission on Form 6-K on January 26, 2010.  In this report, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals (which we refer to collectively as the subsidiary entities), and to the subsidiary companies, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust), listed in note 2 to the audited financial statements included in the Form 20-F.  This report shall be deemed to be incorporated by reference into and made a part of the Offering Circular of Petróleos Mexicanos dated January 14, 2010, relating to its U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

Liquidity and Capital Resources

Recent Financing Activities

On January 26, 2010, Petróleos Mexicanos issued U.S. $1,000,000,000 of 6.000% Notes due 2020.  The notes are guaranteed jointly and severally by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On February 8, 2010, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 15,000,000,000 of certificados bursátiles (publicly traded notes) in three tranches: one at a variable rate for Ps. 8,000,000,000, which matures in 2015; the second at a fixed rate for Ps. 5,000,000,000, which matures in 2020; and the third at a fixed rate for Ps. 2,000,000,000, which matures in 2020.  The notes are guaranteed jointly and severally by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On February 26, 2010, Petróleos Mexicanos issued Swiss franc 150,000,000 of 3.50% Notes due 2014.  This issuance was a reopening, and the notes are guaranteed jointly and severally by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Ángel
Name: Arturo Delpech del Ángel
Title: Associate Managing Director of Finance

Date: March 4, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

●	drilling and other exploration activities;

●	import and export activities;

●	projected and targeted capital expenditures and other costs, commitments and revenues; and

●	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

●	changes in international crude oil and natural gas prices;

●	effects on us from competition;

●	limitations on our access to sources of financing on competitive terms;

●	significant economic or political developments in Mexico;

●	developments affecting the energy sector; and

●	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.